NOTIFICATION OF LATE FILING

                                   Form 12b-25

                                                              SEC File Number:
                                                                   0-14888

                                                                CUSIP Number:
                                                                   741910103
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

(Check One):
( ) Form 10-K  (  ) Form 20-F  (  ) Form 11-K  (X)Form 10-KSB (  ) Form N-SAR

For Period Ended:    December 31, 1999

( ) Transition Report on From 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:            N/A


PART I -- REGISTRANT INFORMATION


  Full Name of Registrant:                Prime Capital Corporation

  Former Name if Applicable:              N/A

  Address of Principal Executive Office
  (Street and Number):                    10275 West Higgins Road, Suite 200

  City, State and Zip Code:               Rosemont, Illinois  60018

PART II--RULES 12b-25 (b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

  (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (X) (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 110f, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (  ) (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached, if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

  All information required to complete the Form 10-KSB is not available at this time.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          James A. Friedman                 (847)               294-6000
             (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

     If the answer is no, identify report(s).      (X) Yes  ( ) No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
     thereof?   ( ) Yes  (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Prime Capital Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 30, 2000          By:/s/ James A. Friedman
                                        James A. Friedman,
                                        President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             A T T E N T I O N

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).